SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2013

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.	COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ No. 07.526.557/0001-00	CNPJ No. 02.808.708/0001-07
NIRE 35.300.368.941	NIRE 35.300.157.770

NOTICE TO SHAREHOLDERS

The managements of Ambev S.A. (“Ambev”) and Companhia de Bebidas das Américas – Ambev (“Companhia de Bebidas”), as a result of the merger  into Ambev of all the outstanding shares issued by Companhia de Bebidas and not held by Ambev (incorporação de ações) approved on July 30, 2013 (“Stock Swap Merger”), hereby inform their respective shareholders of the following:

Exchange Ratio

  In view of the Stock Swap Merger, each share of Companhia de Bebidas, whether common or preferred, or American Depositary Receipt (“ADR”) representing a common or preferred share of Companhia de Bebidas, shall entitle its holder to five Ambev common shares or five Ambev ADRs, each representing one Ambev common share, respectively.

Appraisal Right

  Pursuant to Section 137, §1 and Section 252, §2 of Brazilian Law No. 6,404/76, the dissenting common shareholders of Companhia de Bebidas who did not vote in favor of the Stock Swap Merger at the shareholders’ meeting of Companhia de Bebidas held on July 30, 2013, may exercise appraisal rights in relation to the common shares of Companhia de Bebidas demonstrably and continuously held by them from December 7, 2012 until the actual date of exercise of their respective appraisal right. Therefore, the shareholders of Companhia de Bebidas who have acquired common shares after such date shall not have the right to exercise appraisal rights in relation to the Stock Swap Merger, as per Section 137, §1, of Brazilian Law No. 6,404/76.
  The period for exercise of appraisal rights will begin on August 1, 2013 and end on August 30, 2013.
  In the event such right is exercised, the refund amount to be paid by Ambev pursuant to Section 45, §1, of Brazilian Law No. 6,404/76 will be an amount in Brazilian reais equivalent to the book value of the Companhia de Bebidas shares on December 31, 2012, which is equal to R$9.231 per common share, notwithstanding dissenting common shareholders’ right to request the preparation of an updated balance sheet for purposes of calculating an updated appraisal rights refund amount.
  Shareholders of Companhia de Bebidas whose shares are deposited at BM&FBOVESPA, shall, if so desired, exercise such right through their custodians, according to the proceedings to be informed by the São Paulo Stock, Commodities and Future Exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros) (“BM&FBOVESPA”). Shareholders whose shares are deposited at Banco Bradesco S.A., the depositary financial institution of the book-entry shares issued by Companhia de Bebidas, shall exercise appraisal rights until August 30, 2013, at any branch of Banco Bradesco S.A.

Trading

  If  Companhia de Bebidas does not exercise its right to call a shareholders’ meeting to decide on a proposal to unwind the Stock Swap Merger, as provided in Section 137, §3, of Brazilian Law No. 6,404/76, and once Ambev obtains its “A” Category Public Company Registration with the Brazilian Securities Commission (Comissão de Valores Mobiliários) (“CVM”) pursuant to CVM Ruling No. 480, dated December 7, 2009, which is currently being analyzed by the CVM, Companhia de Bebidas will have its shares delisted from the traditional listing segment of the BM&FBOVESPA and its ADRs delisted from the New York Stock Exchange.

São Paulo, July 31, 2013.

Ricardo Gonçalves Melo Ambev S.A.	Nelson José Jamel Companhia de Bebidas das Américas – AmBev

Additional Information and Where to Find:

In connection with the Stock Swap Merger, on June 28, 2013 Ambev filed with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form F-4 that contains a prospectus, which may be subject to change. Investors and security holders of Companhia de Bebidas are urged to read these materials and the definitive versions thereof, as well as any other relevant documents filed with the Commission as they become available, because they contain and will contain important information about Ambev, Companhia de Bebidas and the Stock Swap Merger. The prospectus filed with the Commission on June 28, 2013 as part of the registration statement, the definitive version of the prospectus and other relevant materials (when they become available), and any other documents filed by Ambev with the Commission, may be obtained free of charge at the Commission’s website at www.sec.gov  or from Companhia de Bebidas.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2013

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer